UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                                INITIO, INC
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                               457203-10-7
                              (CUSIP Number)

                         Kenneth B. Lerman, Esq.
             Kenneth B. Lerman, P.C., 651 Day Hill Road, Windsor,
                   Connecticut 06095 - (860) 285-0700
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               July 8, 2002**
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.
Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The transaction that gives rise to the filing of this Schedule 13D was approved by the Company's Shareholders on July 8, 2002.
                           CUSIP NO. 457203-10-7

                        1.NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PIONEER VENTURES ASSOCIATES LIMITED PARTNERSHIP
                      2.CHECK THE APPROPRIATE BOX
                       IF A MEMBER OF A GROUP*(a) o
                                   (b) o


                               3.SEC USE ONLY


                             4.SOURCE OF FUNDS*

                                   OO**
  5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEMS 2(d) or 2(c):         o


                   6.CITIZENSHIP OR PLACE OF ORGANIZATION


                                    USA
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                             7.SOLE VOTING POWER

                                 880,000
                            8.SHARED VOTING POWER


                                   None
                          9.SOLE DISPOSITIVE POWER

                                 880,000
                        10.SHARED DISPOSITIVE POWER

                                  None
      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 880,000
 12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o


          13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                   18.9%
                       14.TYPE OF REPORTING PERSON*

                                                                      PN
Item 1.   Security and Issuer.

          This Schedule 13D relates to the issuance of 880,000 shares of the Common Stock, $.01 par value per share, (the "Common Stock") of Initio, Inc., a Nevada corporation (the "Company") to be issued pursuant to the conversion of an aggregate principal amount of $1,500,000 in convertible debentures (the "Debentures") held by Pioneer Ventures Associates Limited Partnership ("PVALP"). The principal executive office of the Company is 10 Henry Street, Teterboro, New Jersey 07608.

Item 2.   Identity and Background.

          (a-c) PVALP, a Connecticut limited partnership having an address at 651 Day Hill Road, Windsor, Connecticut 06095, is an investment company partnership.

          (d-e) During the last five years, PVALP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to an agreement (the "Agreement") between PVALP and the Company, PVALP agreed to convert the Debentures into 880,000 shares of Common Stock. Pursuant to the Agreement, PVALP also received a value support right (the "Value Support Right") which gives it the right, under certain circumstances, to receive up to an additional 820,000 shares of Initio's common stock. The Agreement and the transactions contemplated thereunder were approved by the Company's Shareholders on July 8, 2002.
The holders of a majority of the Company's common stock were contractually obligated to vote to approve the Agreement.

Item 4.   Purpose of the Transaction.

          (a) The Value Support Right provides that, subject to the terms and conditions of the Value Support Rights certificate (the "Rights Certificate"), PVALP is entitled to receive a minimum of 120,000 shares of the Company's common stock, and may receive on April 29, 2004 an additional 700,000 shares of the Company's common stock. The value of each right shall, subject to adjustment as provided in the Rights Certificate, be equal to the difference between $1.70 and the average last sale price for the Company's common stock (or the average of the last bid and last ask price for such shares with respect to any trading day on which the Company's common stock does not trade) on the Nasdaq SmallCap market during the last 10 consecutive trading days ending on April 29, 2004.

           The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraph (b) - (j) of Item 4 of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          PVALP owns 880,000 shares of Common Stock, which represents 18.9% of the Company's issued and outstanding shares. PVALP has sole voting and dispositive power over the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          As previously reported, on February 25, 1998, the Company entered into the Debenture Commitment Agreement (the "Debenture Commitment Agreement") with PVALP pursuant to which PVALP agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures. PVALP initially loaned $3,000,000 to the Company and the Company issued the First Subordinated Debenture due
May 1, 2003 (the "First Debenture").

          In December 1998, pursuant to the terms of the Debenture Commitment Agreement, PVALP loaned an additional $500,000 to the Company and the Company issued to PVALP the Second Subordinated Debenture due December 23, 2003 (the "Second Debenture").

          The terms of the Debenture Commitment Agreement included the condition that the principal stockholders of the Company (the "Principal Stockholders"), enter into a voting agreement (the "Voting Agreement").
The Voting Agreement provided that so long as there is any unpaid principal amount or interest due on either of the First or Second Debentures, the Principal Stockholders would vote all of their Common Stock for the election of the PVALP designee as a director of the Company.

          In May 1999, the Company completed the sale of certain operating assets of Deerskin Trading Post, Inc. to Advanced Medical Sciences, Inc. ("AMDS"). The purchase price included the issuance of a $2,000,000 debenture by AMDS to PVALP and the concurrent cancellation of $2,000,000 principal amount of the First Debenture. Additionally, as a result of this transaction, the conversion price on the remaining principal amount of the First Debenture was reduced to $2.50 per share.

          In April 2002, the Company and PVALP entered into the Agreement pursuant to which PVALP agreed to convert its remaining debentures having an aggregate principal amount of $1,500,000 into 880,000 shares of the common stock of the Company (the "Conversion Shares"). The Agreement was approved by the Company's Shareholders on July 8, 2002 and is effective as of April 26, 2002.

          Pursuant to the Agreement, the Voting Agreement was amended. The amended Voting Agreement requires the Principal Stockholders to vote all of their common stock for the election of Robert A. Lerman and Dr. Paul Lerman or the two nominees of PVALP 's general partner, Venture Management Partners LLC, so long as PVALP owns Conversion Shares that are equal to or greater than 5% of the issued and outstanding common stock of the Company. The amended Voting Agreement also provides that the Principal Shareholders may not transfer any of their common stock to any affiliate without PVALP's prior written consent. Pursuant to the Agreement, PVALP also received the Value Support Right. See Item 4 for a description of the Value Support Right.

          The Principal Stockholders and certain others who in the aggregate hold a majority of the Company's common stock were, pursuant to the Agreement, contractually obligated to vote to approve of the Agreement.

Item 7.   Materials to be Filed as Exhibits.

          The following are attached as exhibits hereto:

          Exhibit 1. Agreement, dated as of April 26, 2002, by and between the Company and Pioneer Ventures Associates Limited Partnership incorporated by reference to Schedule 14A of the Company filed with the Securities and Commission on June 11, 2002.


                                SIGNATURES


          After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        PIONEER VENTURES ASSOCIATES
                                        LIMITED PARTNERSHIP

                                        By:   Ventures Management Partners
LLC,

Its General Partner


                                             By: Pioneer Ventures Corp.,
                                                     Its Managing Member


                                     By:      /s/ Robert A. Lerman
                                              ____________________
                                                  Robert A. Lerman,
                                                  President



Dated as of: July 10, 2002